International Bancshares Corporation

February 13, 2009

Christian N. Windsor

United States and Securities Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, D.C.  20549

Re:                               International Bancshares Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 000-09439

Dear Mr. Windsor:

On behalf of International Bancshares Corporation, a Texas corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, this letter is submitted in response to the comments received in your letter to the Company dated February 10, 2009 (the “Comment Letter”).

The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation

Compensation Discussion and Analysis

Annual Cash Bonus Incentives, page 12 of Definitive Proxy Statement on Schedule 14A

1.             We note your response to comment 1 in our letter dated January 21, 2009.  Based on the arguments presented, we cannot agree with the conclusion that you have an appropriate basis to omit the information requested by our comment.  The types of targets that are used in the EICP are the very types of targets that have not been considered covered by Instruction 4, as the potential for competitive harm does not appear to be present.  Please see the Staff’s Observations in the Review of Executive Compensation Disclosure, October 2007.  Please confirm that you will disclose the targets used to pay bonuses under the EICP for 2008 and discuss any material changes to the targets that are to be used for the upcoming year.

Response:

The Company confirms that it will disclose the targets used to pay bonuses under the EICP for 2008 in its Form 10-K for the fiscal year ended December 31, 2008 by incorporation by reference from its Proxy Statement for the Company’s 2009 annual meeting.  The Company will not make any material changes to the targets used to pay bonuses under the EICP for the upcoming year because, as discussed in paragraph 3 of the Company’s letter to the Staff dated January 9, 2009 in response to the Staff’s comment letter to the Company dated December 29, 2008, the Company voluntarily terminated the EICP on December 19, 2008.

We hope the foregoing, is responsive to your comments and satisfactorily addresses the matters raised by the Staff in the Comment Letter.  Please call Eliza Gonzalez, the Company’s Senior Vice President, at 956-726-6651 with any questions or comments.

Sincerely,

INTERNATIONAL BANCSHARES
CORPORATION

By:	/s/ Dennis E. Nixon
Dennis E. Nixon, President